[Translation]

To Whom It May Concern:

                                                               December 26, 2006

       Company Name:                      TOYOTA MOTOR CORPORATION
       Name and Title of Representative:  Katsuaki Watanabe, President
       (Code Number:                      7203
                                          Securities exchanges throughout Japan)
       Name and Title of Contact Person:  Takuo Sasaki
                                          General Manager, Accounting Division
       (Telephone Number:                 0565-28-2121)

                Notice Concerning the Dissolution of a Subsidiary

We hereby give notification that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on December 26, 2006, TMC resolved to dissolve its subsidiary, Sichuan TOYOTA Nitan Development Co., Ltd., as described below.

1. Facts of Sichuan TOYOTA Nitan Development Co., Ltd.

     Location:                        1, Xi Lu Xinshiji Tianfu Avenue, Chengdu,
                                      Sichuan Province, China
     Representative:                  Kazuyoshi Ohki (President)
     Date of Incorporation:           June 2002
     Capital:                         29,550,000 yuan (approximately 440 million
                                      Japanese yen)
     Shareholder Composition:         TMC:  100%
     Contents of Business:            Mining, processing and sale of peat

2.  Reason for Dissolution

      As it became difficult to renew the peat mining rights in the property that is currently being mined, and the business results of Sichuan TOYOTA Nitan Development Co., Ltd. have been poor since its establishment and there are no prospects of profitability, TMC has decided to dissolve Sichuan TOYOTA Nitan Development Co., Ltd.

3.  Schedule for Liquidation

    Liquidation proceedings are scheduled to begin in or after February 2007.

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4.  Anticipated Effects on the Business Performance

      The anticipated effects of the dissolution of Sichuan TOYOTA Nitan Development Co., Ltd. on TMC's business performance are minor.